March 24, 2026

Lester Wong
Chief Financial Officer
Kulicke & Soffa Industries Inc.
1005 Virginia Dr
Fort Washington, PA 19034

        Re: Kulicke & Soffa Industries Inc.
            Form 10-Q for the Quarter ended January 3, 2026
            Filed February 5, 2026
            File No. 000-00121
Dear Lester Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing